INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2017

(Expressed in U.S. dollars)

(Unaudited)

NOTICE TO READER

These interim condensed consolidated financial statements of Banro Corporation as at and for the three month periods ended March 31, 2017 and 2016 have been prepared by management of Banro Corporation. These interim condensed consolidated financial statements have not been audited or reviewed by auditors.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars) (unaudited)

		March 31,	December 31,
	Notes	2017	2016
		$	$
ASSETS
Current Assets
Cash and cash equivalents	4	7,584	1,294
Restricted cash	4	1,401	10,079
Trade and other receivables	5	28,395	25,662
Prepaid expenses and deposits	6	11,906	9,218
Inventories	7	65,300	68,869
		114,586	115,122
Non-Current Assets
Inventories	7	5,342	4,802
Property, plant and equipment	8	616,726	628,777
Exploration and evaluation	9	151,395	149,239
		773,463	782,818
TOTAL ASSETS		888,049	897,940

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade and other payables	10	90,403	93,627
Deferred revenue	11	11,630	11,458
Loans	12	20,565	9,513
Other liabilities	13	6,111	6,959
Derivative instruments - mark-to-market	14	6,710	9,018
Long-term debt	16	197,500	196,479
Preference shares	17	43,904	42,658
		376,823	369,712
Non-Current Liabilities
Deferred revenue	11	92,289	94,794
Other liabilities	13	5,070	6,254
Derivative instruments - mark-to-market	14	2,113	2,940
Provision for closure and reclamation	15	6,429	6,256
Long-term debt	16	10,000	10,000
Preference shares	17	33,695	30,576
		149,596	150,820
Total Liabilities		526,419	520,532

Shareholders' Equity
Share capital	18	526,987	526,987
Warrants	18b	-	13,356
Contributed surplus	19	57,359	43,913
Deficit		(222,716)	(206,848)
		361,630	377,408
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		888,049	897,940

Commitments and contingencies	20

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars) (unaudited)

		For the three months ended
		March 31,	March 31,
	Notes	2017	2016
		$	$
Operating revenue		55,226	46,540

Operating expenses
Production costs	23	(37,016)	(32,177)
Depletion and depreciation	8	(15,927)	(12,231)
Total mine operating expenses		(52,943)	(44,408)

Gross earnings from operations		2,283	2,132

General and administrative	24	(3,166)	(3,637)
Share-based payments	19	(75)	(41)
Other charges and provisions, net	25	(2,400)	(9,423)
Net loss from operations		(3,358)	(10,969)

Finance expenses	26	(12,101)	(12,367)
Foreign exchange (loss)/gain		(410)	200
Interest income		1	2
Net loss		(15,868)	(23,134)

Total comprehensive loss		(15,868)	(23,134)

Loss per share
Basic	18c	(0.05)	(0.09)
Diluted	18c	(0.05)	(0.09)

Weighted average number of common shares outstanding (in thousands)
Basic	18c	303,482	270,840
Diluted	18c	303,482	270,840

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S dollars) (unaudited)

		Share capital
		Number of
		common
		shares (in			Contributed
	Notes	thousands)	Amount	Warrants	Surplus	Deficit	Total
			$	$	$	$	$
Balance as at January 1, 2016		252,159	518,629	13,356	43,431	(155,916)	419,500
Net loss		-	-	-	-	(23,134)	(23,134)
Private placement	18	50,000	8,068	-	-	-	8,068
Share-based payments	19	-	-	-	47	-	47
Balance as at March 31, 2016		302,159	526,697	13,356	43,478	(179,050)	404,481
Net loss		-	-	-	-	(27,798)	(27,798)
Exercise of stock options	19	1,323	290	-	(103)	-	187
Share-based payments	19	-	-	-	538	-	538
Balance as at December 31, 2016		303,482	526,987	13,356	43,913	(206,848)	377,408
Net loss		-	-	-	-	(15,868)	(15,868)
Expiry of warrants	18	-	-	(13,356)	13,356	-	-
Share-based payments	19	-	-	-	90	-	90
Balance as at March 31, 2017		303,482	526,987	-	57,359	(222,716)	361,630

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended
		March 31,	March 31,
	Notes	2017	2016
		$	$
Cash flows from operating activities
Net loss		(15,868)	(23,134)
Adjustments for:
Recognition of non-cash revenue	11	(5,471)	(6,771)
Depletion and depreciation	8	15,940	12,244
Unrealized foreign exchange loss/(gain)		122	(185)
Share-based payments	19	75	41
Employee retention allowance	13	181	202
Finance expenses, net of interest income	26	11,195	11,250
Accretion on closure and reclamation	15	173	168
Other charges and provisions, net	25	2,400	9,423
Interest paid		(9,898)	(4,538)
Taxes paid		(158)	-
Interest received		1	2
Operating cash flows before working capital adjustments		(1,308)	(1,298)
Working capital adjustments	28	(4,225)	(10,502)
Net cash flows used in operating activities		(5,533)	(11,800)

Cash flows from investing activities
Movement in restricted cash	4	8,678	(17,500)
Acquisition of property, plant, and equipment	8	(6,838)	(3,704)
Exploration and evaluation expenditures and associated working capital movements	9	(2,326)	(2,273)
Expenditures on mine under construction and associated working capital movements		-	(10,757)
Interest paid		-	(5,122)
Net cash used in investing activities		(486)	(39,356)

Cash flows from financing activities
Bank overdraft	10	2,225	(2,175)
Net proceeds from non-equity financing	28	(325)	90,175
Net proceeds from equity financing	28	-	8,068
Repayment of derivative liabilities	14	-	(31,761)
Payment of dividends	17	-	(1,725)
Finance lease payments	26	(643)	(514)
Net borrowings from/(repayments of) loans	12	11,052	(5,652)
Net cash provided by financing activities		12,309	56,416

Effect of foreign exchange on cash and cash equivalents		-	7
Net increase in cash and cash equivalents		6,290	5,267
Cash and cash equivalents, beginning		1,294	2,262
Cash and cash equivalents, ending		7,584	7,529

Other cash flow items and non-cash transactions (Note 28)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

1.	CORPORATE INFORMATION

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three months ended March 31, 2017 and 2016 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in the Congo, Banro Hydro SARL, and its subsidiary in Barbados, Banro Group (Barbados) Limited. The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of Compliance

These interim condensed consolidated financial statements as at and for the three months ended March 31, 2017 and 2016, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IFRS. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2016, which includes information necessary to understand the Company’s business and financial statement presentation.

The date the Company’s Board of Directors approved these interim condensed consolidated financial statements was May 11, 2017.

b)	Continuation of Business

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which are presented at fair value.

The Company had a net loss of $15,868 for the three months ended March 31, 2017 (three months ended March 31, 2016 – net loss of $23,134) and as at March 31, 2017 had a working capital deficit of $20,833, excluding long-term debt and preference shares (December 31, 2016 - $15,453).

On April 19, 2017, the Company completed its recapitalization (the “Recapitalization”), which included (a) the refinancing of the maturing $175,000 Notes (as defined in Note 16) and $22,500 Term Loan (as defined in Note 16) with new $197,500 secured notes with a 4-year maturity and new common shares of the Company, (b) the conversion of the outstanding Preference Shares (as defined in Note 17) and Private Placement Preferred Shares (as defined in Note 17) (including the value of accrued and unpaid dividends with the exception of approximately $1,600) into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis (c) the execution of a gold forward sale agreement to raise $45,000 to be used by the Company for working capital and general corporate purposes, including to fund transaction costs and repay a $6,500 Interim Loan (as defined in Note 12) provided in February 2017, and (d) the extension of the maturity dates on the $10,000 Baiyin Loan (as defined in Note 16) from July 15, 2018 and September 1, 2018 to February 28, 2020.

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. In addition to the financings that closed in the current period and on April 19, 2017 (see above and Note 12), management is exploring all available options to secure additional funding. Given the continuation of weak investor sentiment and capital market conditions, there exists uncertainty as to the Company’s ability to raise additional funds on favorable terms. In addition, the recoverability of the amounts shown for non-current assets is dependent upon the Company achieving its operational targets, the ability of the Company to obtain financing to continue to perform exploration and evaluation activities or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to economically recover reserves, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, these conditions indicate the existence of a material uncertainty that raises substantial doubt on the Company’s ability to continue as a going concern.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of recorded asset amounts, classification of liabilities and changes to the statements of comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 3 of the annual consolidated financial statements of the Company as at and for the year ended December 31, 2016, except for those newly adopted accounting standards noted below.

a)	Newly Applied Accounting Standards

The following amended standards were applied as of January 1, 2017:

•	IAS 7, Statement of Cash Flows (amendment); and
•	IAS 12, Income Taxes (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s interim condensed consolidated financial statements.

b)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that there are no relevant updates in the current period.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

4.	CASH AND CASH EQUIVALENTS

	March 31,	December 31,
	2017	2016
	$	$
Cash	7,584	1,294
Restricted cash[1]	1,401	10,079

1 Restricted cash relates to reclamation deposits for permit renewal (see Note 15) and, as at December 31, 2016, it also includes deposits for future payments on long-term debt until stated maturity (see Note 16).

5.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2017	2016
	$	$
Trade receivables and advances to employees	771	460
VAT receivable	16,623	14,723
Other receivables	11,001	10,479
	28,395	25,662

As at March 31, 2017, there were no allowances as all amounts are expected to be fully recovered (December 31, 2016 - $nil). Some receivables, although contractually not past their due dates, are not considered impaired as there has not been a significant change in the credit quality of the relevant counterparty.

6.	PREPAID EXPENSES AND DEPOSITS

	March 31,	December 31,
	2017	2016
	$	$
Supplier prepayments and deposits - Twangiza	4,185	3,946
Supplier prepayments and deposits - Namoya	6,176	3,709
Prepaid insurance and rent	1,545	1,563
	11,906	9,218

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

7.	INVENTORIES

	March 31,	December 31,
	2017	2016
	$	$
Ore in stockpiles	3,617	2,906
Gold in process	15,646	13,787
Gold bullion	5,966	10,111
Mine operating supplies	40,071	42,065
Current portion of inventories	65,300	68,869

Non-current ore in stockpiles[1]	5,342	4,802
	70,642	73,671

1 Includes stockpiles not scheduled for processing within the next twelve months.

During the three months ended March 31, 2017, the Company recognized $37,016, (three months ended March 31, 2016 - $32,177) of inventories as an expense as production costs and $nil (three months ended March 31, 2016 - $1,034), for impairment of inventories as other charges and provisions in the interim condensed consolidated statement of comprehensive loss.

8.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment (“PPE”) are summarized as follows:

	Mining assets	Construction	Plant and	Total
		in progress	equipment
	$	$	$	$
I) Cost
Balance as at January 1, 2016	54,771	1,584	353,743	410,098
Additions	-	17,888	15,524	33,412
Transfers from mine under construction	51,921	479	321,300	373,700
Transfers	-	(3,818)	3,818	-
Disposals	-	-	(23,420)	(23,420)
Balance as at December 31, 2016	106,692	16,133	670,965	793,790
Additions	-	1,601	2,108	3,709
Transfers	-	(8,290)	8,290	-
Balance as at March 31, 2017	106,692	9,444	681,363	797,499

II) Accumulated Depreciation
Balance as at January 1, 2016	24,039	-	96,432	120,471
Depreciation	-	-	58,660	58,660
Depletion	9,165	-	-	9,165
Disposals	-	-	(23,283)	(23,283)
Balance as at December 31, 2016	33,204	-	131,809	165,013
Depreciation	-	-	13,356	13,356
Depletion	2,404	-	-	2,404
Balance as at March 31, 2017	35,608	-	145,165	180,773

III) Carrying amounts
Balance as at December 31, 2016	73,488	16,133	539,156	628,777
Balance as at March 31, 2017	71,084	9,444	536,198	616,726

The Company transferred $373,700 from mine under construction to PPE upon the declaration of commercial production at the Company’s Namoya mine effective January 1, 2016. During the three months ended March 31, 2017 and 2016, the Company did not dispose of any assets. The Company’s PPE in the Congo are pledged as security.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

9.	EXPLORATION AND EVALUATION

					Banro
	Twangiza	Namoya	Lugushwa	Kamituga	Congo	Total
					Mining
Cost	$	$	$	$	$	$
Balance as at January 1, 2016	32,542	18,028	56,354	27,334	5,480	139,738
Additions	1,376	1,154	2,906	2,823	1,242	9,501
Balance as at December 31, 2016	33,918	19,182	59,260	30,157	6,722	149,239
Additions	302	227	638	650	339	2,156
Balance as at March 31, 2017	34,220	19,409	59,898	30,807	7,061	151,395

10.	TRADE AND OTHER PAYABLES

	March 31,	December 31,
	2017	2016
	$	$
Bank overdrafts	9,432	7,206
Accounts payable	62,466	62,990
Accrued liabilities	18,505	23,431
	90,403	93,627

11.	DEFERRED REVENUE

The current portion of deferred revenue reflects expected deliveries within the next 12 months.

	Namoya	Twangiza	Total
	$	$	$
Balance as at January 1, 2016	48,367	-	48,367
Prepayment received	-	66,463	66,463
Gold delivered	(3,906)	(4,672)	(8,578)
Balance as at December 31, 2016	44,461	61,791	106,252
Gold delivered	(1,010)	(1,323)	(2,333)
Balance as at March 31, 2017	43,451	60,468	103,919
Current portion	5,639	5,991	11,630
Non-current portion	37,812	54,477	92,289

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

12.	LOANS

In February 2017, the Company received a $6,500 interim loan facility (“Interim Loan”) from investment funds managed by Gramercy Funds Management LLC (“Gramercy”) that has an interest rate of 15% and a maturity date of April 19, 2017.

The Company accrued interest on the loans in the table below of $183 as of March 31, 2017 (December 31, 2016 - $59), which is included in accrued liabilities in the interim condensed consolidated statement of financial position. The Company recorded interest expense of $419 in the interim condensed consolidated statement of comprehensive loss for the three months ended March 31, 2017 (three months ended March 31, 2016 - $506) in relation to these loans.

Lender		Banque
	Ecobank	Commerciale	Rawbank	Gramercy	Rawbank	Total
		du Congo
	$	$	$	$	$	$
Balance as of January 1, 2016	3,869	11,064	-	-	-	14,933
Proceeds	-	1,500	5,000	-	-	6,500
Repayments	(3,869)	(5,551)	(2,500)	-	-	(11,920)
Balance as of December 31, 2016	-	7,013	2,500	-	-	9,513
Proceeds	-	5,000	-	6,500	3,000	14,500
Repayments	-	(1,990)	(1,458)	-	-	(3,448)
Balance as of March 31, 2017	-	10,023	1,042	6,500	3,000	20,565
Current portion	-	10,023	1,042	6,500	3,000	20,565
Non-Current portion	-	-	-	-	-	-

Start Date	February 2013	September 2015	June 2016	February 2017	February 2017
End Date	February 2016	July 2017	May 2017	April 2017	April 2017
Interest rate	8.5%	9.5%	12.0%	15.0%	12.0%
Payment Frequency	Quarterly	Monthly	Monthly	One-time	One-time

13.	OTHER LIABILITIES

a)	Finance lease

	March 31,	December 31,
	2017	2016
	$	$
Gross value of minimum lease payments within one year	459	1,153
Future interest	(12)	(61)
Present value of finance lease liabilities	447	1,092

The carrying amounts of the assets under lease as at March 31, 2017 is $4,144 (December 31, 2016 - $4,268).

b)	Employee retention allowance

$
Balance as at January 1, 2016	4,071
Additions	919
Forfeitures	(82)
Payments to employees	(1,069)
Balance as at December 31, 2016	3,839
Additions	218
Forfeitures	(4)
Payments to employees	(91)
Balance as at March 31, 2017	3,962

Retention allowance is classified as a non-current liability in the statement of financial position.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

c)	Equipment financing

	Twangiza	Namoya	Total
	$	$	$
Balance as at January 1, 2016	-	-	-
Financed amount	7,168	3,462	10,630
Payments	(1,310)	(1,038)	(2,348)
Balance as at December 31, 2016	5,858	2,424	8,282
Payments	(950)	(560)	(1,510)
Balance as at March 31, 2017	4,908	1,864	6,772
Current portion	3,800	1,864	5,664
Non-current portion	1,108	-	1,108

In 2016, the Company entered into equipment financing arrangements in relation to mobile equipment, which bear an interest rate of 8% per annum. Of the financed amounts at March 31, 2017, $6,335 is payable in 8 quarterly installments and $437 is payable in 11 equal monthly installments.

14.	DERIVATIVE INSTRUMENTS

a)	Gold Prepayment Arrangements

	Twangiza	Rawbank	Project	Auramet	Total
	GSA		Vendor
	$	$	$	$	$
Balance as at January 1, 2016	39,767	7,143	1,866	3,708	52,484
Prepayment received	3,480	-	-	-	3,480
Gold delivered	(7,111)	(5,894)	(1,919)	(3,805)	(18,729)
Fair value loss	3,558	850	500	97	5,005
Extinguishment	(31,761)	-	-	-	(31,761)
Balance as at December 31, 2016	7,933	2,099	447	-	10,479
Gold delivered	(1,367)	(1,300)	(471)	-	(3,138)
Fair value loss	975	46	24	-	1,045
Balance as at March 31, 2017	7,541	845	-	-	8,386
Current portion	5,428	845	-	-	6,273
Non-current portion	2,113	-	-	-	2,113
Future deliveries (in estimated ounces)	6,855	686	-	-	7,541

The fair value of the gold forward sale agreements is determined using a discounted cash flow model that takes into account the scheduled deliveries and the expected future price of gold.

During the three months ended March 31, 2017, the Company reflected a fair value loss of $1,045 in the interim condensed consolidated statement of comprehensive loss relating to the revaluation of these gold prepayment arrangements (three months ended March 31, 2016 - $3,236).

b)	Call Options

$
Balance as at January 1, 2016	40
Issuance of call options	115
Fair value loss	394
Exercise	(549)
Balance as at December 31, 2016	-
Balance as at March 31, 2017	-

The fair value of call options is determined using a Black-Scholes option pricing model that takes into account the gold price, the term of the call option, the expected life, the gold price at valuation date, expected gold price volatility based on the historical data, and the risk-free interest rate for the term of the call option.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

During the three months ended March 31, 2017, the Company reflected a fair value loss of $nil in the interim condensed consolidated statement of comprehensive loss (three months ended March 31, 2016 - $284) related to call options.

c)	Warrants to Purchase Common Shares

In February 2016, warrants were issued as a part of the term loan and common share private placement transactions (see Notes 16 and 18) that entitle the holders thereof to acquire 10 million and 2.5 million common shares of the Company, respectively, at a price of $0.2275 per share for a period of 3 years, expiring February 26, 2019.

In August 2014, warrants were issued as a part of a liquidity backstop facility (the “Backstop Facility”) (the Backstop Facility has since been extinguished). The warrants entitled the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As of February 26, 2016, the exercise price was adjusted to Cdn$0.236 per share, as per the terms of these warrants.

$
Balance as at January 1, 2016	1,243
Issuance of warrants	1,818
Fair value loss	(1,582)
Balance as at December 31, 2016	1,479
Fair value loss	(1,042)
Balance as at March 31, 2017	437

The fair value of warrants is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the warrant, the expected life, the share price at valuation date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield, the historical forfeiture rate and the risk free interest rate for the term of the warrant.

During the three months ended March 31, 2017, the Company reflected a fair value loss of $1,042 related to outstanding warrants in the interim condensed consolidated statement of comprehensive loss (three months ended March 31, 2016 - fair value loss of $277 and transaction costs of $32 related to issued and outstanding warrants). As at March 31, 2017 and December 31, 2016, all warrants issued and outstanding, classified as derivative instruments, were accounted for as a current liability in the interim condensed consolidated statement of financial position.

15.	PROVISION FOR CLOSURE AND RECLAMATION

The Company recognizes a provision related to its constructive and legal obligations in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. As at March 31, 2017, the provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted cash flows using an interest rate of 11.74% (December 31, 2016 – 11.74%), a mine life of 13.75 years and estimated future undiscounted liability of $8,563 (December 31, 2016 - $8,563). As at March 31, 2017, the provision for the Namoya mine is calculated at the net present value of the future estimated undiscounted liability using an interest rate of 11.47% (December 31, 2016 – 11.47%), a mine life of 7.75 years and estimated future undiscounted liability of $10,593 (December 31, 2016 - $10,593). For the three months ended March 31, 2017, the Company recorded accretion expense of $173 (three months ended March 31, 2016 - $168) in the interim condensed consolidated statement of comprehensive loss.

	Twangiza	Namoya	Total
	Mine	Mine
	$	$	$
Balance at January 1, 2016	3,059	5,007	8,066
Change in life of mine	(481)	(3)	(484)
Decrease in obligation	(191)	(4)	(195)
Change in discount rate	(808)	(1,010)	(1,818)
Unwinding of the discount rate	233	454	687
Balance at December 31, 2016	1,812	4,444	6,256
Unwinding of the discount rate	51	122	173
Balance at March 31, 2017	1,863	4,566	6,429

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

16.	LONG-TERM DEBT

In July 2016, the Company entered into a gold dore purchase agreement in connection with a $10,000 loan facility (the “Baiyin Loan”) with Baiyin International Investment Ltd (“Baiyin”). Baiyin is an affiliate of RFWB, which at December 31, 2016 owned approximately 16.5% of the outstanding common shares of the Company. The Baiyin Loan was funded in two equal tranches. The first tranche was funded in July 2016 with an initial maturity date of July 15, 2018 and the second tranche was funded in September 2016 with an initial maturity date of September 1, 2018. The Baiyin Loan bears an initial interest rate of 10% per annum up to August 31, 2016 and 11% per annum thereafter. The Company can prepay the principal at any time without penalty. The terms of the gold dore purchase agreement contemplate that Baiyin will purchase at market prices approximately 50% of the gold dore produced by Twangiza and approximately 50% of the gold dore produced by Namoya, in each case until the date the Baiyin Loan is repaid. As at March 31, 2017, this arrangement has not yet been implemented.

The Company recognized the Baiyin Loan at its fair value of $10,000. For the three months ended March 31, 2017, the Company recognized $405 of interest under finance expense in its interim condensed consolidated statement of comprehensive loss. As at March 31, 2017, the Company accrued interest on the Baiyin Loan of $682 (December 31, 2016 - $277) (see Note 29).

In February 2016, the Company closed a $22,500 term loan facility (the “Term Loan”) funded by RFWB and investment funds managed by Gramercy Funds Management LLC (“Gramercy”). The Term Loan represents a loan of $22,500 with an initial maturity date of November 30, 2016 subsequently amended to March 1 2017 (see Note 29). While the initial terms of this loan provided that (i) it may be extended until November 30, 2020 provided certain financial tests are met, (ii) it bore interest at a rate of 8.5% per annum for the first 21 months of the term and then at a rate of the 3-month LIBOR rate plus 8.0% for the last two years of the term (iii) interest is payable quarterly with the principal repayable in full at the end of the term of the facility, (iv) it may be prepaid at any time without penalty and (v) Gramercy and RFWB may require repayment of the Term Loan at any time after the second anniversary, changes have been made to these terms (see Note 29). The Company issued to the lenders a total of 10 million common share purchase warrants of the Company (5 million warrants each to RFWB and to Gramercy in proportion to their advance of the Term Loan), with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.2275 for a period of three years (see Notes 14 and 18).

The Company recognized the Term Loan at its fair value of $22,500 less transaction costs of $268 and a fair value of $1,455 attributed to the warrants. For the three months ended March 31, 2017, the Company recognized $478 of interest under finance expense in its interim condensed consolidated statement of comprehensive loss (three months ended March 31, 2016 - $426). As at March 31, 2017, the Company included accrued interest on the Term Loan of $643 under accrued liabilities in its interim condensed consolidated statement of financial position (December 31, 2016 - $165).

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (the “Notes”) and 48 common share purchase warrants (the “Warrants”) of the Company. The Notes have a maturity date of March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year (see Note 29). Each Warrant entitled the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its interim condensed consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering was attributable to the construction of the Namoya mine, the Company capitalized the related portion, 88%, of all borrowing costs prior to the Namoya mine entering commercial production. As at March 31, 2017, the fair value of the long-term debt is $175,000 (December 31, 2016 - $150,500) which is valued using a market approach. For the three months ended March 31, 2017, the Company recognized $5,336 (three months ended March 31, 2016 - $5,745) of borrowing costs under finance expense in its interim condensed consolidated statement of comprehensive loss. As at March 31, 2017, the Company included accrued interest on the long-term debt of $1,486 (December 31, 2016 - $5,849) under accrued liabilities in its interim condensed consolidated statement of financial position.

As the principal on the Notes was not repaid on the March 1, 2017 maturity date and the Notes remained outstanding until the Recapitalization was implemented on April 19, 2017, the Company did not comply with its long-term debt covenants as at March 31, 2017 (see Note 29 for additional details).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

	Offering	Term Loan	Baiyin Loan	Total
	$	$	$	$
Balance at January 1, 2016	168,127	-	-	168,127
Loan issued	-	20,777	10,000	30,777
Accretion	5,852	1,723	-	7,575
Balance at December 31, 2016	173,979	22,500	10,000	206,479
Accretion	1,021	-	-	1,021
Balance at March 31, 2017	175,000	22,500	10,000	207,500
Current	175,000	22,500	-	197,500
Non-current	-	-	10,000	10,000

The table below details the timing of payments for principal and interest on the long-term debt:

			Payments due by period
		Less than	One to three	Three to four	After four
	Total	one year	years	years	years
	$	$	$	$	$
Offering debt principal	175,000	175,000	-	-	-
Offering debt interest	2,305	2,305		-	-
Term Loan principal	22,500	22,500	-	-	-
Term Loan interest	738	738	-	-	-
Baiyin Loan principal	10,000	-	10,000	-	-
Baiyin Loan interest	3,917	1,809	2,108	-	-

17.	PREFERENCE SHARES

On April 25, 2013 (the “Closing Date”), the Company issued 116,000 series A preference shares of the Company at a price of $25 per series A preference share (“Series A Shares”) and 1,200,000 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200,000 associated series B preference shares (“Series B Shares”) of the Company at a price of $25 per combined Subco Share and Series B Share, for gross aggregate proceeds of $32,900. Collectively, the Series A Shares and Subco Shares are referred to as the “Preference Shares”.

The Company has classified the Preference Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares contain an embedded derivative since they may be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s interim condensed consolidated statement of comprehensive loss. On issuance, the Company recognized the Preference Shares at their fair value of $32,900 in its interim condensed consolidated statement of financial position. As at March 31, 2017, the Company has recognized the Preference Shares at their fair value of $33,695 (December 31, 2016 - $30,576) (see Note 29). For the three months ended March 31, 2017, a loss of $2,013 was recorded in the interim condensed consolidated statement of comprehensive loss for the change in fair value of the derivative financial liability (three months ended March 31, 2016 - $4,110). The fair value of the Preference Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable.

During the three months ended March 31, 2017, the Company declared dividends on the Preference Shares in the amount of $nil (three months ended March 31, 2016 - $934). As at March 31, 2017, accrued dividends of $3,279 in respect of the dividend payment dates of September 30, 2016, December 31, 2016 and March 31, 2017 were included in the Preference Shares balance (December 31, 2016 - $2,173 in respect of the dividend payment dates of September 30, 2016 and December 31, 2016). For the three months ended March 31, 2017, dividend expense of $1,106 was reflected in the interim condensed consolidated statement of comprehensive loss (three months ended March 31, 2016 - $967) (see Note 29).

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares (collectively, the “Private Placement Preferred Shares”) of two of the Company's subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited). The Private Placement Preferred Shares pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. During the three months ended March 31, 2017, dividends of $nil were paid (three months ended March 31, 2016 - $1,725).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

The Company has elected to classify the Private Placement Preferred Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares comprise multiple embedded derivatives. The Private Placement Preferred Shares are revalued at each reporting date, with a gain or loss reported in the Company’s interim condensed consolidated statement of comprehensive loss. On issuance, the Company recognized the Private Placement Preferred Shares at their fair value of $40,000 in its interim condensed consolidated statement of financial position. As at March 31, 2017, the Company has recognized the Private Placement Preferred Shares at their fair value of $43,904 (December 31, 2016 - $42,658) and classified them as current liabilities based on the date of maturity. For the three months ended March 31, 2017, a loss of $384, was included in the interim condensed consolidated statement of comprehensive loss for the change in fair value of the derivative financial liability (three months ended March 31, 2016 - $482). The fair value of the Private Placement Preferred Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable. For the three months ended March 31, 2017, dividend expense of $862 was reflected in the interim condensed consolidated statement of comprehensive loss (three months ended March 31, 2016 - $859) (see Note 29).

Issued and outstanding preference/preferred shares are as follows (number of shares in thousands):

	Number of
	shares	Fair Value
		$
Series A Preference Shares
Balance as at January 1, 2016	116	2,497
Accrued cumulative dividends	-	365
Dividend payments	-	(424)
Change in fair value	-	258
Balance as at December 31, 2016	116	2,696
Accrued cumulative dividends	-	91
Change in fair value	-	184
Balance as at March 31, 2017	116	2,971

Subco Shares[1]
Balance as at January 1, 2016	1,200	25,818
Accrued cumulative dividends	-	3,854
Dividend payments	-	(3,504)
Change in fair value	-	1,712
Balance as at December 31, 2016	1,200	27,880
Accrued cumulative dividends	-	1,015
Change in fair value	-	1,829
Balance as at March 31, 2017	1,200	30,724

Namoya Barbados Private Placement Preferred Shares
Balance as at January 1, 2016	21	20,511
Change in fair value	-	818
Balance as at December 31, 2016	21	21,329
Accrued cumulative dividends	-	431
Change in fair value		192
Balance as at March 31, 2017	21	21,952

Twangiza Barbados Private Placement Preferred Shares
Balance as at January 1, 2016	21	20,511
Change in fair value	-	818
Balance as at December 31, 2016	21	21,329
Accrued cumulative dividends	-	431
Change in fair value		192
Balance as at March 31, 2017	21	21,952
Balance as at December 31, 2016		73,234
Balance as at March 31, 2017		77,599

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

1 There are 1,200 series B preference shares of the Company associated with the Subco Shares.

18.	SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

In February 2016, the Company closed an equity private placement to RFWB for 50 million common shares and warrants that entitle the holder to purchase 2.5 million common shares at a price of $0.2275 per share for a period of three years (see Note 14). The common shares of the Company issued were valued at gross proceeds of $8,750, net of transaction costs of $319 and a fair value attributed to the warrants of $363. RFWB holds approximately 16.5% of the outstanding common shares of the Company following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of the Company, RFWB has the right to nominate one person for election to the Company’s board of directors at the annual shareholders’ meeting.

As of March 31, 2017, the Company had 303,482 common shares issued and outstanding (December 31, 2016 - 303,482).

	Number of
	shares
	(in thousands)	Amount
		$
Balance as at January 1, 2016	252,159	518,629
Private placement	50,000	8,068
Exercise of stock options	1,323	290
Balance as at December 31, 2016	303,482	526,987
Balance as at March 31, 2017	303,482	526,987

b)	Share purchase warrants

As part of the Offering disclosed in Note 16, the Company issued to the investors 8.4 million Warrants, each of which was exercisable to acquire one common share of the Company at a price of $6.65. On March 1, 2017, all 8.4 million Warrants expired unexercised.

In August 2014, warrants were issued as a part of the Backstop Facility arranged by the Company and have been recorded as derivative liabilities (see Note 14c). The warrants entitled the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As of February 26, 2016, the exercise price was adjusted to Cdn$0.236 per share, as per the terms of these warrants. As of March 31, 2017, all of these warrants were outstanding (December 31, 2016 – 13.3 million).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

On February 26, 2016, warrants were issued as a part of the Term Loan and private placement transactions arranged by the Company and have been recorded as derivative liabilities (see Notes 14, 16 and 18a). The warrants entitle the holders thereof to acquire 10 million and 2.5 million common shares, respectively of the Company, at a price of $0.2275 per share for a period of 3 years, expiring February 26, 2019. As of March 31, 2017 and December 31, 2016, all of these warrants were outstanding. The exercise of the warrants is limited to each holder owning no more than 19.9% of the common shares of the Company. In the event of this exercise cap being triggered, warrants exercised for which shares cannot be issued are to be settled in cash.

c)	Loss per share (number of shares in thousands)

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2017, amounting to 303,482 (three months ended March 31, 2016 – 270,840) common shares. Diluted loss per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three months ended March 31, 2017 is 303,482 common shares (three months ended March 31, 2016 – 270,840). During the three months ended March 31, 2017, 166 potential common shares related to stock options and warrants that would dilute basic earnings per share have not been included as they are anti-dilutive (three months ended March 31, 2016 – 6,737).

19.	SHARE-BASED PAYMENTS

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date (see Note 29).

Options granted typically have a contractual life of five years from the date of grant. Options granted since 2015 had a vesting schedule of one-third of the options vesting on the grant date, one-third on the 12-month anniversary of the grant date, and the remaining third on the 24-month anniversary of the grant date.

The following tables summarize information about stock options (option numbers in thousands):

	Exercise Price ($Cdn)				Average
	$ 0.00 - 0.79	$ 0.80 - 1.00	$ 1.01 - 4.75	Total	Exercise Price ($Cdn)
Outstanding as at January 1, 2016	10,000	5,375	6,160	21,535	1.59
Expired	-	-	(492)	(492)	3.25
Outstanding as at March 31, 2016	10,000	5,375	5,668	21,043	1.55
Granted	4,073	-	-	4,073	0.40
Exercised	(1,323)	-	-	(1,323)	0.18
Forfeited	(1,277)	(1,000)	(937)	(3,214)	1.71
Expired	-	-	(596)	(596)	3.93
Outstanding as at December 31, 2016	11,473	4,375	4,135	19,983	1.31
Expired	-	-	(3,227)	(3,227)	4.75
Outstanding as at March 31, 2017	11,473	4,375	908	16,756	0.65

March 31, 2017
Vested and Exercisable	8,758	4,375	908	14,041
Unvested	2,715	-	-	2,715
Weighted average remaining contractual life (years)	3.25	1.90	0.33	2.74
March 31, 2016
Vested and Exercisable	6,483	5,375	5,668	17,526
Unvested	3,517	-	-	3,517
Weighted average remaining contractual life (years)	3.83	2.91	0.90	2.81

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield, the historical forfeiture rate and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were no stock options granted during the three months ended March 31, 2017 and March 31, 2016.

During the three months ended March 31, 2017, the Company recognized in the interim condensed consolidated statement of comprehensive loss an expense of $75 (three months ended March 31, 2016 – $41) representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $15 for the three months ended March 31, 2017, related to stock options issued to employees of the Company’s subsidiaries in the Congo, was capitalized to the exploration and evaluation asset (three months March 31, 2016 - $6 capitalized to the exploration and evaluation asset).

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

20.	COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at March 31, 2017 are as follows:

$
2017	299
2018	285
2019	190
774

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated loss, cash flow or financial position.

21.	RELATED PARTY TRANSACTIONS

Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2017 and March 31, 2016, was as follows:

	For the three months ended
	March 31,	March 31,
	2017	2016
	$	$
Short-term employee benefits	830	803
Share-based payments	62	38
Other benefits	14	15
Employee retention allowance	27	59
	933	915

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

During the three months ended March 31, 2017, director fees of $124 (three months ended March 31, 2016 - $99) were incurred for non-executive directors of the Company. As of March 31, 2017, $146 was included in accrued liabilities as a payable to key management (December 31, 2016 - $270). As a result of the Recapitalization, there were new related parties to the Company (see Note 29).

22.	SEGMENTED REPORTING

	Mining	Mining
For the three months ended	Operations	Operations	Exploration	Corporate	Total
March 31, 2017	Twangiza	Namoya
	$	$	$	$	$
Operating revenue	28,117	27,109	-	-	55,226
Production costs	(20,045)	(16,971)	-	-	(37,016)
Depletion and depreciation	(7,367)	(8,560)	-	-	(15,927)
Gross earnings/(loss) from operations	705	1,578	-	-	2,283

General and administrative	(770)	(893)	-	(1,503)	(3,166)
Share-based payments	(6)	(5)	-	(64)	(75)
Other charges and provisions, net	(1,021)	(24)	-	(1,355)	(2,400)
Net loss from operations	(1,092)	656	-	(2,922)	(3,358)

Finance expenses	(1,399)	(1,587)	-	(9,115)	(12,101)
Foreign exchange (loss)/gain	(135)	(277)	-	2	(410)
Interest income	-	-	-	1	1
Net loss	(2,626)	(1,208)	-	(12,034)	(15,868)

Gross capital expenditures	2,294	1,415	2,156	-	5,865

	Mining	Mining
For the three months ended	Operations	Operations	Exploration	Corporate	Total
March 31, 2016	Twangiza	Namoya
	$	$	$	$	$
Operating revenue	28,027	18,513	-	-	46,540
Production costs	(16,126)	(16,051)	-	-	(32,177)
Depletion and depreciation	(6,241)	(5,990)	-	-	(12,231)
Gross earnings/(loss) from operations	5,660	(3,528)	-	-	2,132

General and administrative	(1,179)	(1,058)	-	(1,400)	(3,637)
Share-based payments	(4)	(2)	-	(35)	(41)
Other charges and provisions, net	(2,835)	(1,433)	-	(5,155)	(9,423)
Net income/(loss) from operations	1,642	(6,021)	-	(6,590)	(10,969)

Finance expenses	(3,428)	(1,266)	-	(7,673)	(12,367)
Foreign exchange gain	-	-	-	200	200
Interest income	-	-	-	2	2
Net loss	(1,786)	(7,287)	-	(14,061)	(23,134)

Gross capital expenditures	2,906	797	2,019	1	5,723

Certain items from the Company’s interim condensed consolidated statements of financial position are as follows:

	Mining	Mining
	Operations	Operations	Exploration	Corporate	Total
March 31, 2017	Twangiza	Namoya
	$	$	$	$	$
Total non-current assets	261,613	360,316	151,483	51	773,463
Total assets	314,633	418,470	153,763	1,183	888,049
Provision for closure and reclamation	(1,863)	(4,566)	-	-	(6,429)
Non-current long-term debt	(10,000)	-	-	-	(10,000)
Total Liabilities	(121,680)	(140,029)	(5,009)	(259,701)	(526,419)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

	Mining	Mining
	Operations	Operations	Exploration	Corporate	Total
March 31, 2016	Twangiza	Namoya
	$	$	$	$	$
Total non-current assets	265,665	367,741	149,347	65	782,818
Total assets	322,911	414,412	151,428	9,189	897,940
Provision for closure and reclamation	(1,812)	(4,444)	-	-	(6,256)
Non-current long-term debt	(10,000)	-	-	-	(10,000)
Total liabilities	(127,591)	(129,254)	(4,735)	(258,952)	(520,532)

Geographic segmentation of non-current assets is as follows:

	Property,	Exploration
	Plant and	and	Inventory	Total
March 31, 2017	Equipment	Evaluation
	$	$	$	$
Congo	616,674	151,395	5,342	773,411
Canada	52	-	-	52
	616,726	151,395	5,342	773,463

	Property,	Exploration
	Plant and	and	Inventory	Total
December 31, 2016	Equipment	Evaluation
	$	$	$	$
Congo	628,712	149,239	4,802	782,753
Canada	65	-	-	65
	628,777	149,239	4,802	782,818

23.	PRODUCTION COSTS

	For the three months ended
	March 31,	March 31,
	2017	2016
	$	$
Raw materials and consumables	(17,866)	(16,501)
Salaries	(7,672)	(7,980)
Contractors	(5,292)	(5,778)
Other overhead	(5,368)	(5,529)
Inventory adjustments	(818)	3,611
	(37,016)	(32,177)

24.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended
	March 31,	March 31,
	2017	2016
	$	$
Salaries and employee benefits	(782)	(712)
Consulting, management, and professional fees	(394)	(394)
Office and sundry	(330)	(306)
Congo corporate office	(1,494)	(2,008)
Depreciation	(13)	(13)
Other	(153)	(204)
	(3,166)	(3,637)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

25.	OTHER CHARGES AND PROVISIONS, NET

		For the three months ended
		March 31,	March 31,
	Notes	2017	2016
		$	$
Impairment of inventories	7	-	(1,034)
Loss on change in fair value of financial
instruments	14, 17	(2,400)	(8,389)
		(2,400)	(9,423)

26.	FINANCE EXPENSES

		For the three months ended
		March 31,	March 31,
	Notes	2017	2016
		$	$
Dividends on Preference Shares	17	(1,106)	(967)
Dividends on Private Placement Preferred Shares	17	(862)	(859)
Transaction costs	11, 14, 16	(1,810)	(2,633)
Interest and bank charges		(8,150)	(7,794)
Accretion	15	(173)	(168)
Income from derivative instruments	14	-	54
		(12,101)	(12,367)

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

Cash and cash equivalents, restricted cash, trade and other receivables, loans, and trade and other payables approximate fair value due to their short-term nature. The fair values of financial assets and liabilities carried at amortized cost (excluding the Offering) are approximated by their carrying values.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table provides information about financial assets and liabilities measured at fair value in the interim condensed consolidated statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

		March 31, 2017
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial liabilities
Derivative instruments - mark-to-market	-	8,823	-
Preference Shares	-	33,695	-
Private Placement Preferred Shares	-	43,904	-

		December 31, 2016
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial liabilities
Derivative instruments - mark-to-market	-	11,958	-
Preference Shares	-	30,576	-
Private Placement Preferred Shares	-	42,658	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. A 10 percent movement of the US dollar against foreign currencies is not expected to result in a significant impact on the financial statements.

d)	Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents, restricted cash, and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, Barbados and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at March 31, 2017 and December 31, 2016 is as follows:

	March 31,	December 31,
	2017	2016
	$	$
Cash and cash equivalents	7,584	1,294
Restricted cash	1,401	10,079
Trade and other receivables	28,395	25,662
	37,380	37,035

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. The Company is actively exploring additional financing options. Liquidity risks include production shortfalls at Twangiza and/or at Namoya, equipment breakdowns, or delays in completion schedules and the price of gold. The Company has entered into the Recapitalization which is expected to improve liquidity (see Note 29). The Company has the following financial obligations, excluding preferred shares, classified as financial liabilities:

March 31, 2017		Payments due in:
		Less than one	One to three
	Total	year	years
	$	$	$
Trade and other payables	90,403	90,403	-
Long-term debt, including interest	214,460	202,352	12,108
Loans	20,565	20,565	-
Derivative instruments	8,823	6,710	2,113
Other liabilities	11,181	6,111	5,070

December 31, 2016		Payments due in:
		Less than one	One to three
	Total	year	years
	$	$	$
Trade and other payables	93,627	93,627	-
Long-term debt, including interest	218,698	208,033	10,665
Loans	9,513	9,513	-
Derivative instruments	11,958	9,018	2,940
Other liabilities	13,213	6,959	6,254

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the Congo has experienced two wars and significant political unrest. Operating in the Congo may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold. The following table demonstrates the impact of a 10% weakening in the spot price of gold:

	For the three months ended
	March 31,	March 31,
	2017	2016
	$	$
Net loss	(15,868)	(23,134)
Impact of a 10% weakening of the spot price of gold	(5,523)	(4,654)
Net loss after impact	(21,391)	(27,788)

i)	Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

j)	Capital Management

The Company manages its bank overdraft, net of cash, loans, derivative instruments, preference shares, long-term debt, common shares, warrants, stock options, and deficit as capital. The Company’s goal is to maintain a sufficient capital base in order to meet its short-term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	March 31,	December 31,
	2017	2016
	$	$
Bank overdraft, net of cash	1,848	5,912
Loans	20,565	9,513
Derivative liabilities	8,823	11,958
Preference shares	77,599	73,234
Long term debt	207,500	206,479
Share capital	526,987	526,987
Warrants	-	13,356
Contributed surplus	57,359	43,913
Deficit	(222,716)	(206,848)
	677,965	684,504

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

28.	CASH FLOWS

a)	Operating Cash Flows – Working Capital Adjustments

		For the three months ended
		March 31,	March 31,
	Notes	2017	2016
		$	$
Trade and other receivables	5	(2,532)	(2,679)
Prepaid expenses and deposits	6	(1,027)	(2,805)
Inventories	7	2,812	(4,897)
Trade and other payables	10	(3,387)	3,900
Employee retention allowance	13	(91)	(216)
Derivative instruments - mark-to-market	14	-	(3,805)
		(4,225)	(10,502)

b)	Investing Cash Flows – Non-Cash Additions

		For the three months ended
		March 31,	March 31,
	Notes	2017	2016
		$	$
Exploration and evaluation
Depreciation	8	38	109
Share-based payments	19	15	6
Employee retention allowance	13	25	53

c)	Financing Cash Flows – Issuance Proceeds, Repayments and Costs

		For the three months ended
		March 31,	March 31,
Gross proceeds from non-equity financing	Notes	2017	2016
		$	$
Derivative instruments	14	-	3,480
Deferred revenue	11	-	66,463
Long-term debt	16	-	21,045
Share purchase warrants	14	-	1,818
		-	92,806

		For the three months ended
		March 31,	March 31,
Issuance costs from non-equity financing	Notes	2017	2016
		$	$
Derivative instruments	14	-	(300)
Deferred revenue	11	-	(2,031)
Long-term debt	16	(325)	(268)
Share purchase warrants	14	-	(32)
		(325)	(2,631)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2017
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts) (unaudited)

		For the three months ended
		March 31,	March 31,
Gross proceeds from equity financing	Notes	2017	2016
		$	$
Issuance of common shares	18, 19	-	8,387

		For the three months ended
		March 31,	March 31,
Issuance costs from equity financing	Notes	2017	2016
		$	$
Issuance of common shares	18	-	(319)

29.	EVENTS AFTER THE REPORTING PERIOD

On April 19, 2017, the Company completed the Recapitalization (see Note 2b), which included (a) the refinancing of the maturing $175,000 Notes and $22,500 Term Loan with new $197,500 secured notes (“New Notes”) with a 4-year maturity and new common shares of the Company, (b) the conversion of the outstanding Preference Shares and Private Placement Preferred Shares (including the value of accrued and unpaid dividends with the exception of approximately $1,600) into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis, (c) the execution of a gold forward sale agreement to raise $45,000 to be used by the Company for working capital and general corporate purposes, including to fund transaction costs and repay the $6,500 Interim Loan facility provided in February 2017, and (d) the extension of the maturity dates on the $10,000 Baiyin Loan from July 15, 2018 and September 1, 2018 to February 28, 2020. In addition, certain stock options of the Company with an exercise price equal to or in excess of Cdn$0.80 per share have been cancelled for no consideration.

With respect to the shares issued with the New Notes, holders of the New Notes were issued 575.11449 common shares of the Company per $1 of principal, in aggregate representing approximately 10% of the common shares of the Company on a fully-diluted basis. Existing shareholders together with outstanding warrants and stock options not cancelled, in aggregate retained approximately 30% of the common shares of the Company on a fully-diluted basis.

The Company implemented the Recapitalization by way of a corporate plan of arrangement (a “Plan”) under the Canada Business Corporations Act (the “CBCA”). The Company continues to operate in the ordinary course of business; trade payables, employees, banks and operations in the DRC and Canada were unaffected by the Recapitalization and the Plan.

In April 2017, the Company entered into a new gold forward sale agreement with Baiyin International Investment Ltd. in the amount of $5,000. This instrument was repurchased upon the closing of the Recapitalization for $5,027, representing a 15% internal rate of return to the holder as per the termination clause in the agreement.

Upon completion of the Recapitalization, “Gramercy” (meaning certain funds and accounts under management by Gramercy Funds Management LLC) and “RFW” (meaning Resource FinanceWorks Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited) each now own approximately 30% of the outstanding common shares of the Company (and are also related parties of the Company under IFRS).